Exhibit 3.1

AMENDMENT NO. 1 TO THE BYLAWS

OF

STRATEGIC STORAGE TRUST, INC.

Pursuant to ARTICLE XIII of the Bylaws of Strategic Storage Trust, Inc. (the “Company”), the Bylaws of the Company have been amended as follows:

ARTICLE II, Section 2 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors; provided, however, such meeting shall not be held less than 30 days after delivery of the annual report to stockholders. The purpose of each annual meeting of the stockholders shall be to elect directors of the Corporation and to transact such other business as may properly come before the meeting.”